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                              February 8, 2021

       Michael Gravelle
       General Counsel
       Austerlitz Acquisition Corporation II
       1701 Village Center Circle
       Las Vegas, NV 89134

                                                        Re: Austerlitz
Acquisition Corporation II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
12, 2021
                                                            CIK No. 0001839191

       Dear Mr. Gravelle:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors, page 44

   1. We note that your risk factor disclosures on pages 69, 72, and 75 indicate each publicly offered unit will
consist of one-third instead of one-fourth of one warrant as disclosed in
                                                        The Offering section on
page 15. Please revise your disclosures accordingly.
 Michael Gravelle
FirstName  LastNameMichael   Gravelle
Austerlitz Acquisition Corporation II
Comapany8,NameAusterlitz
February    2021           Acquisition Corporation II
February
Page 2 8, 2021 Page 2
FirstName LastName
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction